UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 2

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MTGE INVESTMENT CORP.

(Names of Subject Company)

MOUNTAIN MERGER SUB CORPORATION

ANNALY CAPITAL MANAGEMENT, INC.

(Offerors)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

55378A105

(CUSIP Number of Class of Securities)

Anthony Green, Esq.

Chief Legal Officer

Annaly Capital Management, Inc.

1211 Avenue of the Americas

New York, New York 10036

(212) 696-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$904,346,135	$112,591.09***

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $19.73, the average of the high and low sales prices per share of MTGE Investment Corp. common stock on May 14, 2018, as reported by Nasdaq, and (ii) 45,836,094 (the number of shares of MTGE Investment Corp. common stock estimated to be outstanding at the time the offer and the merger are consummated).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001245 multiplied by the transaction valuation.

***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $56,552.34	Filing Party: Annaly Capital Management, Inc.
Form or Registration No.: Form S-4 333-224968	Date Filed: May 16, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, and Mountain Merger Sub Corporation, a Maryland corporation and a wholly owned subsidiary of Annaly (“Offeror”), relating to the offer (the “Offer”) by Annaly and Offeror to exchange for each outstanding share of common stock of MTGE Investment Corp., a Maryland corporation (“MTGE”), $0.01 par value per share (“MTGE common stock”), at the election of the holder thereof: (a) $9.82 in cash and 0.9519 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”); (b) $19.65 in cash (the “all-cash consideration”); or (c) 1.9037 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated May 16, 2018, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of MTGE common stock in the Offer (as amended, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Annaly or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of May 2, 2018, by and among Annaly, Offeror and MTGE (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

All of the information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Item 11. Other Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding a new subsection entitled “Certain Legal Matters” as follows:

“Certain Legal Matters

Subsequent to the public announcement of the proposed acquisition of MTGE by Annaly, three civil actions were filed challenging the adequacy of the disclosures disseminated in connection with the proposed transaction. On May 25, 2018, Jeroen Van Poeck, a purported stockholder of MTGE, commenced an action in the United States District Court for the District of Maryland against MTGE, certain current MTGE directors named therein, Annaly and the Offeror. The complaint, a copy of which is filed hereto as Exhibit (a)(5)(E), asserts claims under Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 challenging the adequacy of the public disclosures made concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or damages in the event it is consummated, and the award of attorneys’ fees and expenses. On May 25, 2018, Giampaolo Dell’cqua, a purported stockholder of MTGE, commenced a putative class action in the United States District Court for the District of Maryland against MTGE, certain current and former MTGE directors named therein, Annaly and the Offeror. The complaint, a copy of which is filed hereto as Exhibit (a)(5)(F), asserts claims under Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 challenging the adequacy of the public disclosures made concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or damages in the event it is consummated, and the award of attorneys’ fees and expenses. On May 30, 2018, Anthony Franchi, a purported stockholder of MTGE, commenced a putative class action in the United States District Court for the District of Maryland against MTGE, certain current MTGE directors named therein, Annaly and Offeror. The complaint, a copy of which is filed hereto as Exhibit (a)(5)(G), asserts claims under Sections 14(e), 14(d) and 20(a) of the Securities Exchange Act of 1934 challenging the adequacy of the public disclosures made concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or damages in the event it is consummated, and the award of attorneys’ fees and expenses. The defendants believe the claims asserted in the actions are without merit.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to Annaly’s Registration Statement on Form S-4, filed on May 31, 2018)

(a)(5)(E)	Complaint of Jeroen Van Poeck against MTGE Investment Corp., Randy E. Dobbs, Julia L. Coronado, Robert M. Couch, Annaly Capital Management Inc. and Mountain Merger Sub Corporation, filed in the United States District Court for the District of Maryland, dated May 25, 2018

(a)(5)(F)	Complaint of Giampaolo Dell’Acqua, individually and on behalf of all others similarly situated, against MTGE Investment Corp., Randy E. Dobbs, Julia L. Coronado, Robert M. Couch, Annaly Capital Management Inc. and Mountain Merger Sub Corporation, filed in the United States District Court for the District of Maryland, dated May 25, 2018

(a)(5)(G)	Complaint of Anthony Franchi, individually and on behalf of all others similarly situated, against MTGE Investment Corp., Randy E. Dobbs, Julia L. Coronado, Robert M. Couch, Annaly Capital Management Inc. and Mountain Merger Sub Corporation, filed in the United States District Court for the District of Maryland, dated May 30, 2018

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2018

MOUNTAIN MERGER SUB CORPORATION

By:	/s/ ANTHONY GREEN
	Name:	Anthony Green
	Title:	Chairman of the Board of Directors,
Chief Executive Officer and President

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ ANTHONY GREEN
	Name:	Anthony Green
	Title:	Chief Legal Officer